FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 13, 2008

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Fourth Quarter 2007 Results

Buenos Aires, February 13, 2007 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces the results for the fourth quarter ended December 31, 2007.

* Net income for 2007 fourth quarter was P$206 million. This result is attributable to the 75.82% interest in Petrobras Energía S.A. (Petrobras Energía Participaciones S.A.’s only asset) whose net income for 2007 quarter was P$276 million. Petrobras Energía Participaciones S.A.’s net income for 2006 quarter was P$214 million.

Income Statement

Net Sales

Gross Profit

Operating Income

Equity in Earnings of Affiliates

Without proportional consolidation, Equity in Earnings of Affiliates is broken down as follows:

Financial Income (Expense) and Holding Gains (Losses)

Other Income, net

Other income, net accounted for P$156 million and P$95 million gains in 2007 and 2006 quarters, respectively.

Other income net for 2007 quarter mainly reflect:

- P$62 million gain from the sale of oil areas in Argentina.

- P$40 million gain from the sale of Petroquímica Cuyo S.A.

- P$16 million gain from the sale of Yacylec S.A.

- P$1,014 million gain from the sale of a 40% interest in Petrobras de Valores Internacional de España S.L. (assets in Peru).

- P$214 million impairment charge on assets in Venezuela.

- P$759 million impairment charge on assets in Ecuador.

Other income net for 2006 quarter mainly reflect:

- P$85 million gain from the sale of oil areas in Argentina.

- P$10 million gain from reversal of an allowance on the investment in Hidroneuquén S.A.

- P$6 million impairment charge on assets in Venezuela.

Balance Sheet

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statement

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

In 2007 quarter net sales increased 28.1% to P$1,359 million, mainly in Peru, Ecuador and Argentina, primarily due to a significant increase of 40% in average prices, in line with international reference prices. This improvement was partially offset by a 7% reduction in sales volumes, mainly in Bolivia and Argentina, to 116 thousand barrels of oil equivalent per day in  2007 quarter. This drop is in line with the 7.2% decline in production volumes of oil equivalent, which averaged a daily volume of 117 thousand barrels.

This reduction is basically attributable to reduced oil production in Argentina and Bolivia. In the case of Bolivia, reduced production derives from changes in the terms and conditions of the operating agreement in 2007. Reduced production in Argentina results from a strong drop in oil deliveries mainly due to strikes associated with trade union conflicts in 2007 quarter and, to a lesser extent, the natural decline of mature fields. In Ecuador, reduced production is attributable to a gradual recovery in the development of Block 18 after the impasse derived from strikes organized by local communities during the first half of 2007. In Peru, production rose by 9.2% as a consequence of higher investments in well drilling and repair works.

Crude oil sales increased 35.6% to P$1,214 million in 2007 quarter, mainly as a result of a 43% increase in average prices, in line with international reference prices. This improvement was partially offset by a 3.8% decline in sales volumes, mainly in Argentina, lessened by an improvement in operations in Peru.

Gas sales decreased 16.3% to P$123 million in 2007 quarter, primarily as a consequence of reduced revenues in Bolivia due to the new terms and conditions of the operating agreement. In Argentina, revenues from gas sales slightly declined 2.2% to P$91 million in 2007 quarter, due to a 7.1% reduction in sales volumes as a consequence of lower production volumes available as a result of union strikes in 2007 quarter. This drop was offset by a 5.4% improvement in sales prices that was primarily attributable to the recovery in gas prices for industries and power generation companies in compliance with the plan created by the Secretary of Energy and higher export prices as a consequence of contract renegotiation and the rise in international reference prices.

Gross profit increased 8.8% to P$571 million in 2007 quarter. Margin on sales dropped to 42% in 2007 quarter from 49.5% in 2006 quarter. The lifting cost rose 16% to P$16.5 per barrel of oil equivalent, primarily due to the increase in fees for oil services and labor costs of operations in Argentina, within the framework of general price increases. In addition, increased pulling and workover activities required to support production at mature fields and the greater incidence of depreciation and fixed costs derived from reduced production levels had a negative impact in Argentina. In addition, amendment to the Hydrocarbons Law 42 had a negative impact in Ecuador while in Peru the higher royalty charge, due to the application of progressive rates derived from improved prices, and the increase in depreciation resulting from higher investments also had an adverse effect.

Liquid Hydrocarbon and Natural Gas Reserves

As of December 31, 2007, liquid hydrocarbon and natural gas proved reserves totaled 482,7 million boe (264.9 million oil barrels and 1,307 billion cubic feet of gas), accounting for an 8% decrease in reserves compared to reserves as of December 31, 2006, almost all attributable to the sale of a 40% interest in Petrobras de Valores Internacional de España S.L., holding company whose main asset is its 99.79% interest in the capital stock of Petrobras Energía Perú S.A., a company that operates Lote X.

Estimated reserves as of December 31, 2007 were audited by De Golyer and Mac Naughton, international technical consultants, and the audit covered approximately 90% of estimated reserves operated by the Company and 71% of the Company’s total reserves.

During 2007 fiscal year, a net addition of reserves of approximately 54 million boe was recorded, as detailed below:

* 18 million boe were added due to extensions of known accumulations through exploration  and revisions of estimated reserves in gas fields in Argentina.

* 33 million boe were added due to extension of drilling and secondary recovery projects in Peru.

Divestment of assets in Peru resulted in a 46 million boe reduction. In addition, divestment of an asset at the Neuquén basin in Argentina resulted in a 1 million boe reduction.

Production totaled 50.6 million boe.

Liquid hydrocarbon and natural gas accounted for 55% and 45%, respectively, of total proved reserves; 56% of total proved reserves are located in Argentina.

As of December 2007, total oil and gas proved reserves of Petrobras Energía were equal to 9.5 years of production, measured according to 2007 oil and gas production levels.

Refining and Distribution

Gross profit totaled a P$33 million gain in 2007 quarter compared to a P$36 million loss in 2006 quarter, with a positive gross margin of 2% in 2007 quarter and a negative gross margin of 3% in 2006 quarter. The rise in 2007 quarter primarily derives from a recovery of marketing margins due to an improvement in sales prices.

Net sales for refined products rose 35.3% to P$1,630 million in 2007 quarter, basically due to a 28% improvement in sales prices attributable to increased domestic and international prices, partially offset by the new withholding policy implemented as from November 2007, and a 6.7% rise in sales volumes.

Crude oil volumes processed during 2007 quarter averaged 76.7 thousand barrels per day, 9% higher compared to 2006 quarter, as a consequence of the processing capacity expansion carried out at San Lorenzo Refinery, with effect as from November 2006.

Total diesel oil sales volumes rose 4.9% due to increased demand in the domestic market.

Total sales volumes of commercial gasoline remained almost unchanged in 2007 quarter compared to 2006 quarter, with an increase in domestic market sales directed to supply the growing domestic demand for gasoline to the detriment of exports. Domestic sales increased 6.2%, driven by the growth of the gasoline market.

Sales volumes of reformer plant by-products rose 21.2% and other heavy distillates and cracking feedstock sales volumes increased 15%. Cracking feedstock was primarily directed to supply the growing domestic demand for electric power and surplus volumes were sold in export markets. The rise in sales volumes was possible due to increased product availability derived from the above mentioned expansion works.

Petrochemicals

Net sales rose 32.9% to P$1,021 million in 2007 quarter, mainly due to improved sales prices, in line with the increase in international reference prices.

Total styrenics sales in Argentina increased 6% to P$291 million in 2007 quarter, primarily due to a 11,4% improvement in sales average prices, partially offset by a 4% drop in sales volumes.

Styrenics sales in Brazil rose 21.6% to P$400 million in 2007 quarter, due to the combined effect of an 11% improvement in prices, in line with the rise in international reference prices, and a 10% increase in sales volumes of the main products.

Fertilizers sales rose 53.7% to P$355 million in 2007 quarter, mainly due to a 64% increase in sales prices in line with the rise in international prices as a result of the growing world demand for these products, partially offset by a 6% decline in sales volumes. The drop in sales volumes derives from  reduced production of the main inputs as a result of the ammonia plant shutdown for scheduled maintenance works.

Gross profit totaled P$126 million in 2007 quarter. Margin on sales decreased to 12.3% in 2007 quarter from 15.2% in 2006 quarter, primarily due to a significant increase in raw material costs which could only be partially passed through to sales prices.

Administrative and selling expenses grew to P$104 million in 2007 quarter from P$83 million in 2006 quarter, predominately in the freight, logistics costs, storage, charges and taxes lines.

Hydrocarbon Marketing and Transportation

Excluding the effects of the proportional consolidation of CIESA, operating income is broken down as follows:

Sales revenues dropped 11.4% to P$195 million in 2007 quarter, mainly due to a significant decline in gas and LPG brokerage services and reduced revenues from gas sales, partially offset by improved revenues from liquid fuel sales.

Sales revenues from gas and LPG brokerage services totaled P$17 million and P$32 million in 2007 and 2006 quarters, respectively.

Sales revenues from gas produced by the Company decreased 17.8% to P$88 million in 2007 quarter, primarily due to reduced production at the Austral basin as a result of the 13-day strike in November and December 2007, partially offset by the start up of production in El Mangrullo field in 2007.

Liquid fuel sales revenues increased 10.6% to P$90 million in 2007 quarter, primarily due to a  23.7% rise in sales prices, in line with international reference prices, partially offset by a 10.6% decline in sales volumes. Sales volumes decreased to 64.7 thousand tons in 2007 quarter from 72.4 thousand tons in 2006 quarter, due to lower gas availability as a result of the strike mentioned above.

Electricity

Excluding the effects of the proportional consolidation of Distrilec, operating income is broken down as follows:

Net sales of electricity generation decreased 15% to P$113 million in 2007 quarter, mainly due to a 28.8% reduction in sales volumes, partially offset by a 19.4% improvement in energy average sales prices. The increase in sales prices is attributable to the higher electricity demand that resulted in energy deliveries by less efficient power plants and contract renewal at higher prices.

Net sales attributable to Genelba Power Plant decreased 4.6% to P$103 million in 2007 quarter, primarily due to lower sales volumes, offset by improved sales prices. Energy sales dropped 17.8% to 1,104 GWh in 2007 quarter, mainly derived from scheduled maintenance works performed in  November 2007. The sales average price increased 16% to P$93.3 per MWh in 2007 quarter. As a result of the maintenance works mentioned above, the plant factor fell to 65% in 2007 quarter from 92% in 2006 quarter and availability dropped to 69% in 2007 quarter from 91% in 2006 quarter.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex decreased 57.7% to P$11 million in 2007 quarter due to the effect of lower sales volumes, partially offset by improved sales prices. During 2007 quarter, energy delivered declined 70.9% to 102 GWh, primarily due to reduced water flows at the Comahue basin in 2007 quarter. Average prices rose 45.2% to P$107.8 per MWh in 2007 quarter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 13/02/2008

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney